
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
03051808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33944



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gordon, Haskett Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allan S. Gordon 212-883-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway	New York,	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon, Haskett Capital Corporation, as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

MARK B [illegible]
Notary Public, State of New York
No. [illegible]
Qualified in [illegible] County
Commission Expires Aug. 31, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDON, HASKETT CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Gordon, Haskett Capital Corporation
441 Lexington Avenue
New York, NY 10017

We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation, as of March 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures assessing the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordon, Haskett Capital Corporation, as of March 31, 2003, in conformity with U.S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
May 9, 2003

p:\nyclnts\clients\c32252\2003\033103fs

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2003

ASSETS

Cash and cash equivalents	$ 2,578,545
Receivable from clearing brokers	64,835
Commissions receivable	35,963
Securities owned, at market value:	
Equities	14,200
U.S. Treasury obligations	1,529,458
Exchange Memberships:	
Owned, at cost (market value $1,500,000)	198,750
Contributed for use of the Company - at market value	140,000
Furniture and fixtures (net accumulated depreciation of $205,606)	117,697
Other assets	245,454
Total assets	$ 4,924,902

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 100,000
Liabilities subordinated to claims of general creditors	
Exchange membership contributed for use of the Company	140,000
Subordinated liabilities	3,850,000
Total subordinated liabilities	3,990,000
Commitments and contingencies	
Stockholders' equity	
Capital stock, par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 96 shares	1
Additional paid-in capital	793,049
Retained earnings	41,851
Total stockholders' equity	834,901
Total liabilities, subordinated liabilities and stockholders' equity	$ 4,924,902

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

(d) Securities Owned

Securities owned are recorded at market value. Securities not readily marketable are valued at fair value as determined by management.

(e) Property and Equipment

Depreciation on office furniture and equipment is provided on a straight line basis over the useful lives of the assets of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(f) Exchange Memberships

The exchange membership owned by the Company is stated at cost. The exchange membership contributed for the use of the Company and subordinated to claims of general creditors is carried at market value with an offsetting amount recorded as subordinated liabilities.

(g) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

GORDON, HASKETT CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2003

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

(h) Income Taxes

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. No provision has been made for New York City corporation tax since it was considered immaterial. At March 31, 2003, the Company has New York City net operating loss carryforwards of approximately $1,000,000 expiring in 2021 through 2022, giving rise to a deferred tax asset of $88,000 offset by a contra valuation allowance in the same amount.

Note 2 - Property and Equipment

The components of property and equipment are as follows:

Office equipment	$ 144,173
Furniture and fixtures	132,025
Leasehold improvements	47,105
	323,303
Less: Accumulated depreciation and amortization	(205,606)
	$ 117,697

Note 3 - Liabilities Subordinated to Claims of General Creditors

The subordinated liabilities pursuant to secured demand note collateral agreements with related parties consist of the following as at March 31, 2003:

Maturity Dates	Amount
Due November 1, 2003, interest at 5%	$ 50,000
Due November 1, 2003, interest at 5%	50,000
Due November 1, 2003, interest at 5%	50,000
Due November 1, 2003, interest at 5%	50,000
Due November 1, 2003, interest at 5%	200,000
Due November 1, 2003, interest at 5%	1,500,000
Due December 1, 2003, interest at 5%	100,000
Due December 1, 2003, interest at 5%	300,000
Due November 1, 2003, interest at 5%	400,000
Due November 1, 2003, interest at 5%	75,000
Due November 1, 2003, interest at 5%	75,000
Due November 1, 2003, interest at 5%	100,000
Due November 1, 2003, interest at 5%	100,000
Due December 31, 2003, interest at 5%	200,000
Due December 31, 2003, interest at 5%	200,000
Due July 31, 2003, interest at 5%	200,000
Due July 31, 2003, interest at 5%	200,000
	$3,850,000

Note 3 - Liabilities Subordinated to Claims of General Creditors (Continued)

The subordinated borrowings have an automatic rollover provision which extends their maturities annually. The subordinated borrowings are covered by agreements approved by the New York Stock Exchange, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be paid.

Note 4 - Commitments/Related Party Transaction

The Company leases its office space from a related entity under a noncancelable operating lease expiring on February 29, 2004 with rent escalation based on certain increases in costs incurred by the landlord. The minimum lease payment for the year ending March 31, 2004 amounts to $181,867.

Rent expense amounted to $245,924 for the fiscal year ended March 31, 2003.

Note 5 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be at least the greater of $1,000,000 or 6-2/3% of total aggregate indebtedness, as defined. The Company had net capital of $4,096,810, which exceeded the requirement of $1,000,000 by $3,096,810. The Company's net capital ratio was 2%.

Note 6 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

Note 6 - Financial Instruments With Off-Balance-Sheet Credit Risk (Continued)

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's statement of financial condition as of March 31, 2003, pursuant to Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.